Press Release

CAE

CAE announces appointments to its Board of Directors and 2022 Board of Directors election results

- Alan N. MacGibbon succeeds the Honourable John Manley as Chair of the Board
- Elise Eberwein and Ayman Antoun elected to the Board as independent directors

Montreal, Canada, August 10, 2022 – (NYSE: CAE; TSX: CAE) CAE announced that its Board of Directors has appointed Mr. Alan N. MacGibbon as Chair of the Board following CAE's 2022 Annual Meeting of Shareholders held earlier today. He succeeds the Honourable John Manley who served as a director since 2008 and as Chair of the Board since 2018. In line with CAE's term limits policy, Mr. Manley is not standing for re-election as a director.



Alan N. MacGibbon

Mr. MacGibbon has been an independent director of CAE since 2015. He was Managing Partner and Chief Executive of Deloitte LLP Canada from 2004 to 2012 and served on the Executive and Global Board of Directors of Deloitte Touche Tohmatsu Limited during this term. He served as Global Managing Director, Quality, Strategy and Communications of Deloitte Touche Tohmatsu Limited and as Senior Counsel of Deloitte LLP Canada from June 2012 to December 2013.



Elise Eberwein

"I am honoured to succeed John as Chair, and grateful for the Board's confidence," said Mr. MacGibbon. "I look forward to working with my fellow directors and our management team to pursue our strategic focus on delivering innovative end-to-end training solutions on a global scale."



Ayman Antoun

CAE is also pleased to announce that Ms. Elise Eberwein and Mr. Ayman Antoun were elected to its Board as independent directors, effective today. Ms. Eberwein has over 35 years of commercial aviation experience, most recently serving as Executive Vice President, People, Communications and Public Affairs for American Airlines, Inc.

Press Release

Mr. Antoun has been General Manager, IBM Americas, which includes Canada, the United States and Latin America, since 2020. He also is a member of IBM's Performance Team, consisting of IBM's top 50 executives globally.

CAE also announced the final director election results from its 2022 Annual Meeting of Shareholders.

The following 13 nominees were elected as Directors of CAE:

Nominee	Votes for	For (%)	Votes Withheld	Withheld (%)
Ayman Antoun	254,232,815	99.87%	323,802	0.13%
Margaret S. (Peg) Billson	242,527,719	95.27%	12,028,898	4.73%
Elise Eberwein	254,228,700	99.87%	327,917	0.13%
Hon. Michael M. Fortier	210,614,097	82.74%	43,942,520	17.26%
Marianne Harrison	251,048,760	98.62%	3,507,857	1.38%
Alan N. MacGibbon	244,446,475	96.03%	10,110,142	3.97%
Mary Lou Maher	247,367,289	97.18%	7,189,328	2.82%
François Olivier	251,664,205	98.86%	2,892,412	1.14%
Marc Parent	254,247,882	99.88%	309,416	0.12%
Gen. David G. Perkins, USA (Ret.)	245,614,203	96.49%	8,942,414	3.51%
Michael E. Roach	251,653,182	98.86%	2,903,435	1.14%
Patrick M. Shanahan	254,217,248	99.87%	339,369	0.13%
Andrew J. Stevens	244,222,498	95.94%	10,334,119	4.06%

Final results on all matters voted on at the Annual Meeting are filed concurrently with the securities regulators.

CAE Contacts

Investor Relations
Andrew Arnovitz, Senior Vice President, Investor Relations and Enterprise Risk Management
+1-514-734-5760, andrew.arnovitz@cae.com

General Media
Samantha Golinski, Vice President, Public Affairs & Global Communications
+1-514-341-2000, ext. 7939, samantha.golinski@cae.com

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CAE Contacts Investor Relations Andrew Arnovitz, Senior Vice President, Investor Relations and Enterprise Risk Management +1-514-734-5760, andrew.arnovitz@cae.com General Media Samantha Golinski, Vice President, Public Affairs & Global Communications +1-514-341-2000, ext. 7939, samantha.golinski@cae.com Follow us on Twitter @CAE_Inc Facebook www.facebook.com/cae.inc LinkedIn www.linkedin.com/company/cae About CAE At CAE, we equip people in critical roles with the expertise and solutions to create a safer world. As a technology company, we digitalize the physical world, deploying simulation training and critical operations support solutions. Above all else, we empower pilots, airlines, defence and security forces, and healthcare practitioners to perform at their best every day and when the stakes are the highest. Around the globe, we’re everywhere customers need us to be with more than 13,000 employees in more than 200 sites and training locations in over 40 countries. CAE represents 75 years of industry firsts—the highest-fidelity flight and mission simulators, surgical manikins, and personalized training programs powered by artificial intelligence. We’re investing our time and resources into building the next generation of cutting-edge, digitally immersive training and critical operations solutions while keeping positive environmental, social and governance (ESG) impact at the core of our mission. Today and tomorrow, we’ll make sure our customers are ready for the moments that matter. Follow us on Twitter: @CAE_Inc Facebook: www.facebook.com/cae.inc LinkedIn: www.linkedin.com/company/cae Hashtags: #CAE; #CAEpilot Read our FY22 Annual Activity and Corporate Social Responsibility Report